Exhibit 99.1

Designated person notification

2 July 2020, 11:30 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that notifications by an entity closely associated with Designated Persons (i.e. Directors or Executive Officers) are available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Corporate Governance > Share Transactions by Management.